Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057

June 14, 2005

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Plaza, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Mr. Craig Slivka
	Re:	Synagro Technologies, Inc. (the "Registrant") Registration Statement on Form S-1 (SEC File No. 333-122351) Originally Filed January 28, 2005

Ladies and Gentlemen:

        The Registrant hereby request acceleration of the effective date of its Registration Statement on Form S-1, SEC File No. 333-122351, as amended, 2:30 p.m., Eastern time, on Wednesday, June 15, 2005, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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        Please contact Andrew J. Terry of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2192, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Synagro Technologies, Inc.
By:	/s/ ALVIN L. THOMAS II Alvin L. Thomas II Secretary